Exhibit 99.1

GARDEN STAGE LIMITED

ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL YEAR 2025

Garden Stage Limited

Unaudited Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	September 30,	March 31,
	2024	2024
Assets
Current assets
Cash	$863,069	$2,665,852
Restricted cash	7,106,990	6,272,350
Receivables from broker-dealers and clearing organizations	941,028	609,939
Receivables from customers, net	971,356	248,063
Receivables from customers-related party, net	-	3,709
Amounts due from related party, net	3,885	3,858
Other assets, current, net	2,372,459	2,452,655
Total current assets	12,258,787	12,256,426

Non-current assets
Operating lease right-of-use assets	234,426	280,903
Deferred tax assets, net	8,430	2,660
Property and equipment, net	209,358	20,302
Intangible assets	64,352	63,891
Other assets, non-current, net	2,837,456	3,959,651
Total non-current assets	3,354,022	4,327,407

Total assets	$15,612,809	$16,583,833

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Payables to customers	$6,675,408	$6,135,327
Payables to customers-related parties	639,714	635,249
Payables to broker-dealers and clearing organizations	1,046,204	138,513
Income tax payable	16,455	15,855
Operating lease liabilities, current	115,566	91,990
Accrued expenses and other liabilities	77,051	83,479
Total current liabilities	8,570,398	7,100,413

Non-current liabilities
Operating lease liabilities, non-current	140,981	197,932
Total non-current liabilities	140,981	197,932

Total liabilities	8,711,379	7,298,345

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized;
15,625,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024 respectively *	1,563	1,563
Additional paid-in capital	14,876,043	14,033,722
Accumulated deficit	(7,943,698)	(4,668,973)
Accumulated other comprehensive losses	(32,478)	(80,824)
Total shareholders’ equity	6,901,430	9,285,488

Total liabilities and shareholders’ equity	$15,612,809	$16,583,833

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Garden Stage Limited

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2024	2023	2022
Revenues
Advisory fees	$-	$321,558	$-
Brokerage commissions	151,452	158,209	351,139
Brokerage commissions-related parties	11,922	1,180	71,187
Due diligence service fees	39,698	-	-
Handling income	44,480	43,516	18,123
Handling income-related parties	-	2,057	-
Introducing and referral income	329,534	159,129	224,865
Investment management fee income	7,826	-	18,658
Investment management fee income-related party	-	-	2,088
Underwriting and placement income	82,251	39,765	414,657
Interest income and others	35,157	24,141	73,643
Interest income and others-related parties	2,019	1,071	5,742
Total revenues	704,339	750,626	1,180,102

Expenses
Allowance for expected credit losses	48,387	-	-
Brokerage, clearing and exchange fees	300,745	22,524	40,772
Communications and technology	693,453	65,586	62,117
Compensation and benefits	1,682,921	757,189	1,060,491
Deprecation	14,578	4,776	5,131
Loss on disposal of property and equipment	15,291	-	-
Occupancy costs	92,826	40,967	44,162
Professional fees	318,397	239,733	349,550
Travel and business development	740,263	314,890	135,176
Other administrative expenses	77,441	44,967	45,456
Total expenses	3,984,302	1,490,632	1,742,855

Loss before income taxes	(3,279,963)	(740,006)	(562,753)
Income tax benefit (expense)	5,238	(11,654)	171
Net loss	(3,274,725)	(751,660)	(562,582)

Other comprehensive income (loss)
Foreign currency translation adjustments	48,346	6,436	(89)
Total comprehensive loss	$(3,226,379)	$(745,224)	$(562,671)

Loss per share:
Basic and diluted	$0.21	$0.06	$0.05

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted *	15,625,000	12,618,552	11,475,000

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Garden Stage Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

Six months ended September 30, 2022

	Ordinary shares *			Retained earnings	Accumulated other
	Number issued	Amount	Subscription receivables	(Accumulated deficit)	comprehensive income	Total
Balance as of March 31, 2022	11,475,000	$1,148	$(1,148)	$127,674	$1,028	$128,702
Net loss	-	-	-	(562,582)	-	(562,582)
Foreign currency translation adjustments	-	-	-	-	(89)	(89)
Balance as of September 30, 2022	11,475,000	$1,148	$(1,148)	$(434,908)	$939	$(433,969)

Six months ended September 30, 2023

	Ordinary shares *		Additional		Accumulated other
	Number issued	Amount	paid-in capital	Accumulated deficit	comprehensive income	Total
Balance as of March 31, 2023	11,475,000	$1,148	$2,024,327	$(79,495)	$1,026	$1,947,006
Issuance of ordinary shares	1,275,000	127	794,771	-	-	794,898
Net loss	-	-	-	(751,660)	-	(751,660)
Foreign currency translation adjustments	-	-	-	-	6,436	6,436
Balance as of September 30, 2023	12,750,000	$1,275	$2,819,098	$(831,155)	$7,462	$1,996,680

Six months ended September 30, 2024

	Ordinary shares *		Additional		Accumulated other
	Number issued	Amount	paid-in capital	Accumulated deficit	comprehensive loss	Total
Balance as of March 31, 2024	15,625,000	$1,563	$14,033,722	$(4,668,973)	$(80,824)	$9,285,488
Net loss	-	-	-	(3,274,725)	-	(3,274,725)
Share based awards of the Group	-	-	842,321	-	-	842,321
Foreign currency translation adjustments	-	-	-	-	48,346	48,346
Balance as of September 30, 2024	15,625,000	$1,563	$14,876,043	$(7,943,698)	$(32,478)	$6,901,430

*	Shares and per share data are presented on a retroactive basis to reflect the ordinary shares issuance and share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Garden Stage Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(3,274,725)	$(751,660)	$(562,582)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	14,578	4,776	5,131
Allowance for expected credit losses	48,387	-	-
Amortization of operating lease right-of-use assets and interest of lease liabilities	53,950	34,961	35,751
Loss on disposal of property and equipment	15,291	-	-
Share based compensation expenses	835,967	-	-
Deferred tax benefits	(5,721)	(271)	(171)
Change in operating assets and liabilities:
Receivables from broker-dealers and clearing organizations	(325,055)	4,222,005	(180,720)
Receivables from customers	(762,796)	1,272,712	375,930
Other assets	1,242,619	(247,491)	(4,043)
Payables to customers	493,237	(2,297,307)	4,513,081
Payables to broker-dealers and clearing organizations	902,154	(1,990,199)	(105,413)
Operating lease liabilities	(40,979)	(38,435)	(38,365)
Income tax payable	483	11,925	-
Accrued expenses and other liabilities	(6,994)	(17,356)	(53,535)
Net cash (used in) provided by operating activities	(809,604)	203,660	3,985,064

Cash flows from investing activity:
Purchases of property and equipment	(217,833)	-	(22,171)
Net cash used in investing activity	(217,833)	-	(22,171)

Cash flows from financing activities:
Payments of offering costs related to IPO	-	(249,246)	(166,906)
Deposits received related to subscribed shares	-	-	795,187
Net cash (used in) provided by financing activities	-	(249,246)	628,281

Effect of exchange rate changes on cash and restricted cash	59,294	15,204	(19,109)
Net (decrease) increase in cash and restricted cash	(968,143)	(30,382)	4,572,065
Cash and restricted cash, beginning of period	8,938,202	6,317,200	7,842,802
Cash and restricted cash, end of period	7,970,059	6,286,818	12,414,867

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	$863,069	$676,873	$1,620,180
Restricted cash	7,106,990	5,609,945	10,794,687
Total cash and restricted cash	$7,970,059	$6,286,818	$12,414,867

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

1. Organization and Description of Business

Garden Stage Limited (“GSL”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on August 11, 2022. GSL is an ultimate holding company with no operations.

17 Uno Limited (“17 Uno”), a wholly-owned subsidiary of GSL, is a company incorporated in the British Virgin Islands with limited liability on August 17, 2022. 17 Uno has a share capital of US$1 and is an investment holding company with no operations.

I Win Holdings Limited (“IWHL”) is a company incorporated in Hong Kong with limited liability on March 25, 2020. IWHL has a share capital of HK$15,901,000 (approximately $2.0 million) and is an investment holding company with no operations.

I Win Securities Limited (“IWSL”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on November 10, 2016. IWSL has a share capital of HK$19,000,000 (approximately $2.4 million). IWSL is licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 activity “Dealing in Securities” as defined under the Hong Kong Securities and Futures Ordinance (“HKSFO”). IWSL is also a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited and holds one trading right with SEHK.

I Win Asset Management Limited (“IWAML”), a wholly-owned subsidiary of IWHL, is a company incorporated in Hong Kong with limited liability on March 25, 2020 with a share capital of HK$900,000 (approximately $0.1 million). IWAML is licensed with the HKSFC to carry out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” as defined under the HKSFO.

IWSL has one wholly-owned subsidiary, China Union Financial Holding Limited (“CUFH”) which is a company incorporated in the British Virgin Islands on June 17, 2016. CUFH has a share capital of US$1,000 with no operations.

GSL together with its subsidiaries (collectively, “the Group”) is primarily engaged in providing investment advisory services, securities brokerage, underwriting and placement, and other financial services to a wide range of customers in Hong Kong. The Group primarily generates advisory fees by acting as investment advisor for its customers, brokerage commissions by enabling its customers to trade on multiple exchanges around the globe and underwriting and placement income by underwriting or arranging placement of securities for its customers.

The Company completed its initial public offering on the NASDAQ on December 1, 2023, issuing 2,500,000 ordinary shares at a price of $4.00 per share. In addition, the Company entered into an underwriting agreement with the underwriter on November 30, 2023, which granted the underwriter a 45-day option to purchase up to an additional 375,000 ordinary shares at the public offering price of $4 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on December 4, 2023, the underwriter exercised the over-allotment option in full, purchasing an additional 375,000 ordinary shares at the public offering price of $4 per share. The initial public offering and the exercise of the over-allotment option closed on December 5, 2023, with gross proceeds totaling $11,500,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on December 1, 2023 on The Nasdaq Capital Market and commenced trading under the ticker symbol “GSIW”.

Reorganization

Reorganization of the legal structure of the Group (“Reorganization”) has been completed on April 3, 2023 by carrying out a sequence of contemplated transactions, where the Company becomes the holding company of all entities discussed above.

Prior to the reorganization, all entities discussed above were all effectively controlled by Smark Holding Limited (“Smark”), a company incorporated in the British Virgin Islands, and Lobster Financial Holdings Limited (“Lobster”), a company incorporated in the British Virgin Islands, which together held more than 50% voting rights in all these entities. Ultimately through Smark and Lobster, Ms. Fung Yee Lin, Mr. Wong Wai Kuen and Ms. Zhu Yun, together held more than 50% voting rights and maintained effective control in all these entities.

The Reorganization was to eventually transfer 100% of ownership interests in IWSL and IWAML to GSL.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

1. Organization and Description of Business (Continued)

Reorganization on June 24, 2022

With the approval obtained from HKSFC, 100% ownership interests in IWSL and IWAML were transferred from Smark and Lobster to IWHL on June 24, 2022.

Before and after the Reorganization at IWHL’s level, IWHL, IWSL and IWAML, were ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50.

Reorganization on April 3, 2023

Subsequent to the Reorganization at IWHL’s level, the Company was incorporated on August 11, 2022 with the only aim and purpose to become the holding company of the Group and the issuer in connection with its planned initial public offering in the United States. With further approval obtained from HKSFC, via 17 Uno which has been the wholly owned subsidiary of the Company since incorporation, 100% ownership interests in IWHL were then transferred from Smark, Lobster and other shareholders to the Company on April 3, 2023.

Before and after the Reorganization at the Company’s level, the Company and IWHL, had exactly the same shareholding structure and were ultimately and effectively controlled by the same group of controlling shareholders who collectively hold more than 50% voting rights in these entities. Therefore, the Reorganization is considered common control transaction according to ASC 805-50.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The unaudited condensed consolidated financial statements of the Group include the following entities:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
17 Uno Limited (“17 Uno”)	August 17, 2022	British Virgin Islands	100%	Investment holding
I Win Holdings Limited (“IWHL”)	March 25, 2020	Hong Kong	100%	Investment holding
I Win Securities Limited (“IWSL”)	November 10, 2016	Hong Kong	100%	Carrying out regulated activities including Type 1 activity “Dealing in Securities” under HKSFO
I Win Asset Management Limited (“IWAML”)	March 25, 2020	Hong Kong	100%	Carrying out regulated activities including Type 4 activity “Advising on Securities” and Type 9 activity “Asset Management” under HKSFO
China Union Financial Holding Limited (“CUFH”)	June 17, 2016	British Virgin Islands	100%	Investment holding

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of and for the six months ended September 30, 2024, 2023 and 2022 include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. The results of operations for the six months ended September 30, 2024, 2023 and 2022 are not necessarily indicative of results to be expected for the full year ending March 31, 2025, 2024 and 2023. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended March 31, 2024, 2023 and 2022.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for expected credit losses, determination of the useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, recognition and measurement of operating lease right-of-use assets, operating lease liabilities, and fair value and estimation of forfeiture of share based payment. Actual results could differ from the estimates, and as such, differences could be material to the unaudited condensed consolidated financial statements.

Adoption of new accounting standard

In March, 2022, the FASB issued ASU 2022-02 — Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. This standard eliminates the accounting guidance on TDRs for creditors in ASC 310-40 and amends the guidance on “vintage disclosures” to require disclosure of current period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for any entities that have adopted ASU 2016-13 — Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The Group adopted the ASU prospectively on April 1, 2023. The adoption of this standard did not have a material impact on the unaudited condensed consolidated financial statements.

Cash

Cash include balances maintained with banks in Hong Kong that can be added or withdrawn without limitation.

Restricted cash

Restricted cash represents bank balances the Group holds on behalf of its customers. The Group maintains segregated accounts with banks in Hong Kong to hold customers’ monies arising from its normal course of business. These segregated customers’ monies are strictly restricted for customers’ transactions and governed by the Securities and Futures (Client Money) Rules under the HKSFO. Such regulations are promulgated to protect customers’ assets. The Group has classified such segregated customers’ monies as restricted cash. Corresponding payables to customers are recorded upon receipt of cash from or for the customers.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent balances due from broker-dealers and clearing organizations, including cash deposits placed, net commission receivables, receivables arising from unsettled trades on trade-date basis.

Receivables from broker-dealers and clearing organizations are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from broker-dealers and clearing organizations. The Group assesses collectability by reviewing receivables from broker-dealers and clearing organizations on a collective basis where similar characteristics exist or on an individual basis when the Group identifies specific broker-dealers and clearing organizations with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from broker-dealers and clearing organizations, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from broker-dealers and clearing organizations using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2024 and March 31, 2024, no allowance for expected credit losses were recorded, respectively.

Receivables from customers

Receivables from customers include (i) amounts due on brokerage transactions on trade-date basis and those not yet settled by customers on settlement dates; (ii) fee receivables related to advisory services, due diligence services, introducing and referral services, investment management services and underwriting and placement services provided.

Receivables from customers are measured at amortized cost less an allowance for expected credit loss as needed. The allowance for expected credit loss is the Group’s best estimate of the amount of probable credit losses in the Group’s existing receivables from customers. The Group assesses collectability by reviewing receivables from customers on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for expected credit losses, the Group considers historical collectability based on past due status, the age of the balances of receivables from customers, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from counterparties. Under this accounting guidance, the Group measures credit losses on its receivables from customers using the current expected credit loss model under ASC 326. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2024 and March 31, 2024, the Group provided allowance for expected credit losses of $55,554 and $6,641, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Group adopted the new standard effective April 1, 2023, the first day of the Group’s fiscal year and applied to receivables from customers, amounts due from a related party and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Leases

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities on the Group’s unaudited condensed consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate and are collectively reflected as occupancy costs in the unaudited condensed consolidated statement of operations and comprehensive loss.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. For the six months ended September 30, 2024, 2023 and 2022, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of lease term or 5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and comprehensive loss under other income or expenses.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to either be finite or indefinite based on the nature of the intangible assets. The Group’s intangible assets represent eligibility rights to trade on or through SEHK. Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are also evaluated annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment, ROU assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the six months ended September 30, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

Payables to customers

Payables to customers arise from the Group’s brokerage business and include cash deposits received by the Group from the customers and payables arising from unsettled trades on trade-date basis.

Payables broker-dealers and clearing organizations

Payables broker-dealers and clearing organizations represent balances due to broker-dealers and clearing organizations, including net commission payables and payables arising from unsettled trades on trade-date basis.

Revenue recognition

a) Revenue from contracts with customers

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Advisory fees

The Group provides investment advisory services by acting as advisor for its customers in return for advisory fees. The Group enters into distinct agreements with its customers for the provision of financial advisory services. The financial advisory service is distinct and identified as one performance obligation. Revenue from advisory fees is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

According to the agreement, the customer is required to pay a monthly fee for investment advisory services. The payment is due from the date of billing.

Brokerage commissions

The Group earns fees and commissions from securities brokerage services based on a fixed rate for each transaction. When a customer executes a securities trading transaction with the Group, brokerage commission is recognized upon the completion of the transaction. Only a single performance obligation is identified for each securities trading transaction, and the performance obligation is satisfied on the trade date because this is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. Brokerage commissions are recognized at a point in time on the trade date. The securities trading transaction could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable.

The customer is required to pay a fixed rate of the brokerage commissions for each securities brokerage transaction and payment is due within two days from the trade date.

Due diligence service fees

The Group enters into a distinct due diligence services agreement with its customers for providing them with due diligence report in return for a one-time fixed due diligence service fee. The Group is obligated to deliver its customers due diligence reports. The due diligence services the Group promises to provide to its customers are considered distinct and are therefore considered to be a single performance obligation. Before the full and complete delivery of the services, the customers cannot benefit from the performance and cannot control the work in progress. The Group controls the rights to the services, which are not associated with any progress payments. As a result, revenue from providing business due diligence services does not meet the criteria of recognizing revenue over time. The revenue is therefore recognized at a point in time when the transaction is completed and the Group’s performance obligation is fulfilled, as evidenced by the delivery of the complete due diligence report.

Payment is due from the date of billing and all due diligence services were completed prior to September 30, 2024.

Handling income

The Group provides other financial services including dividend collection and custodian services, and earns handling income in return for these services provided.

Custodian services – The Group enters into distinct custodian agreements with its customers for the provision of custodian and administration services. Among all other services provided, the Group earns a fee by assisting its customers in transferring the physical shares certificates they hold into Central Clearing and Settlement System (CCASS), a centralized electronic book-entry clearing and settlement system for transactions of securities listed in SEHK, for custodian purposes. The Group earns a fee based on a fixed rate of the value of shares in concern. The custodian agreement is distinct and is identified as one performance obligation. Revenue is recognized at a point in time upon the completion of the transaction.

Dividend collection – When the securities held by its customers have any corporate action, the Group may act as the agent of its customers in processing and collecting the related dividends. The Group earns a fee based on a fixed rate of the amount of dividend in concern. Only a single performance obligation is identified in the contract and income from dividend collection services is recognized at a point in time upon the completion of the transaction.

According to the agreement, the customer is required to pay a handling fee for custodian service at fixed amount and a fee for dividend collection at a fixed percentage on the dividends collected for each transaction. Payment is due upon completion of services.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Introducing and referral income

The Group derives introducing and referral income from the introduction of customers to other financial service providers or other interested parties. The Group enters into distinct referral agreements with these parties in relation to the introducing and referral services rendered and the fee is crystalized at the point when the referees executed a transaction with these parties. Under the distinct referral agreements the Group has in place, the Group is not subject to any minimum referral numbers, any committed targets nor any other obligations once the referral is made. No claw back or adjustments to the income are allowed under these agreements. Revenue from providing introducing and referral services is recognized at a point in time when the transaction and the performance is completed.

According to the agreement, the customer is required to pay an introducing and referral fee on a monthly basis. The payment is due from the date of billing.

Investment management fee income

The Group provides investment management service by acting as investment manager for its customers in return for investment management fee income. The Group enters into distinct investment management agreements with its customers for the provision of investment management service. The investment management service is distinct and is identified as one performance obligation. Revenue from investment management service is recognized over time when the performance is satisfied throughout the contract terms and when it is probable that a significant reversal of revenue recognized will not occur in future reporting periods.

According to the agreement, the customer is required to pay a monthly fee for investment management services. The payment is due from the date of billing.

Underwriting and placement income

The Group provides underwriting and placement services by acting as an underwriter, global coordinator, book runner or lead manager for securities issuances and bonds placements, in return for underwriting and placement income.

The Group enters into a distinct underwriting or placement agreement with its customers, i.e. corporate issuers, for the provision of underwriting and placement services. The underwriting and placement service is distinct and is identified as one performance obligation. As stipulated in the underwriting and placement agreement, the Group will charge an underwriting and placement income based on certain percentage of the funds raised in the transaction, either initial public offerings or other fundraising or placement activities.

Revenue from providing underwriting and placement services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of the public offering, i.e., listing of the securities on relevant exchanges, or the completion of a placement.

For certain underwriting and placement projects, the Group will reduce its commitments and exposures by having sub-underwriting and sub-placement arrangements with other broker-dealers. Generally, the terms of these sub-underwriting and sub-placement arrangements would mirror the master underwriting and placement agreements the Group has in place with its customers but give a concession fee to these broker-dealers for services rendered under the sub-underwriting and sub-placement arrangements.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the services itself (that is, the entity is a principal) or to arrange for those services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified services to be provided to the customer

Step 2: Assess whether it controls each specified service before that service is transferred to the customer

Under the underwriting and placement agreements the Group has in place with its customers, the Group has a primary responsibility in rendering the underwriting and placement services and meeting the specific requirements set out in these agreements. The whole process is primarily controlled by the Group who decides to whom the offering shares it may sell and, if it thinks fit, has the full discretionary authority in engaging any broker-dealer for such sub-underwriting and sub-placement arrangements without the consent from its customers. The Group has the primary responsibility in the function. The Group also has full authority in negotiating and setting the fees with its customers and broker-dealers and deciding the margin on each project without the consent from other parties. Accordingly, the Group has full control on the underwriting and placement services it offers to the customers and is a principal in the contracts. The Group recognizes revenue at the gross amount it is entitled to from its customers.

The agreement of underwriting and placement services requires payment following the completion of services.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Sources of revenue

Disaggregated information of revenue by major sources are as follows:

	For the Six Months Ended September 30, 2024
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$128,581	$2,010	$130,591
exchanges in United States	22,871	9,912	32,783

Due diligence service fees	39,698	-	39,698

Handling income on
custodian services	13,463	-	13,463
dividend collection	31,017	-	31,017

Introducing and referral income	329,534	-	329,534

Underwriting and placement income related to
equity securities	82,251	-	82,251

Revenue from contracts with customers recognized over time
Investment management fee income	7,826	-	7,826

Revenue from other sources
Interest income and others (note)	35,157	2,019	37,176
	$690,398	$13,941	$704,339

	For the Six Months Ended September 30, 2023
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$155,579	$302	$155,881
exchanges in United States	2,630	878	3,508

Handling income on
custodian services	36,714	2,056	38,770
dividend collection	6,802	1	6,803

Introducing and referral income	159,129	-	159,129

Underwriting and placement income related to
equity securities	39,765	-	39,765

Revenue from contracts with customers recognized over time
Advisory fees	321,558	-	321,558

Revenue from other sources
Interest income and others (note)	24,141	1,071	25,212
	$746,318	$4,308	$750,626

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

	For the Six Months Ended September 30, 2022
	Third parties	Related parties	Total
Revenue from contracts with customers recognized at a point in time
Brokerage commissions related to
exchange in Hong Kong	$73,673	$10,752	$84,425
exchanges in United States	247,480	60,435	307,915
other exchanges	29,986	-	29,986

Handling income on
custodian services	13,413	-	13,413
dividend collection	4,710	-	4,710

Introducing and referral income	224,865	-	224,865

Underwriting and placement income related to
equity securities	96,340	-	96,340
bonds and others	318,317	-	318,317

Revenue from contracts with customers recognized over time
Investment management fee income	18,658	2,088	20,746

Revenue from other sources
Interest income and others (note)	73,643	5,742	79,385
	$1,101,085	$79,017	$1,180,102

Note:

Interest income and others primarily consist of interests earned on bank deposits and a customers’ overdue, which are not within the scope ASC 606.

Interest income is recognized as it accrues using the effective interest method. Interests on customers’ overdue represent interests charged on overdue receivables from customers arising from brokerage transactions. According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts overdue, i.e. amounts due on brokerage transactions which are not yet settled on settlement dates, at an interest at Hong Kong Prime Lending Rate plus 8% per annum accrued on daily basis.

Government subsidies primarily relate to one-off entitlement granted by the Hong Kong Government under the Employment Support Scheme of the Anti-epidemic Fund. The Group recognizes government subsidies as other income when the conditions are met.

Interest income and others recognized for the six months ended September 30, 2024, 2023 and 2022 were broken down as below.

	For the Six Months Ended September 30,
	2024	2023	2022
Interests on bank deposits	$828	$135	$5
Interests on customers’ overdue	32,996	20,770	29,957
Government subsidies	-	-	47,660
Sundry income	3,352	4,307	1,763
	$37,176	$25,212	$79,385

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Brokerage, clearing and exchange fees

Brokerage, clearing and exchange fees primary relate to transaction costs paid to broker-dealers and clearing organizations on securities brokerage services which are expensed as incurred.

Employee benefit plan

Employees of the Group located in Hong Kong participate in a compulsory retirement benefit scheme as required by the local laws in Hong Kong. Contributions are required by both the Group and its employees at a rate of 5% on the employees’ relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (equivalent to $3,842). For the six months ended September 30, 2024, 2023 and 2022, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive loss in respect of the Group’s costs incurred in the scheme were $17,171, $12,833 and $16,721, respectively.

Share based compensation expenses

The Group uses the fair value method of accounting for the share options granted to directors and employees to measure the cost services received in exchange for share based awards. The Group has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The Group estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. These inputs are subjective and generally require significant judgment. The resulting cost is recognized over the period during which directors and employees are required to provide service in exchange for the awards. Share-based compensation expense is recognized on a graded vesting basis, net of estimated forfeitures. For the six months ended September 30, 2024, 2023 and 2022, the total amount charged to the unaudited condensed consolidated statements of operations and comprehensive loss in respect of the Group’s share based compensation expenses were $835,967, $nil and $nil, respectively.

In accordance with ASC 718, modifications to stock-based awards are accounted for as exchanges of the original awards for new awards. The incremental fair value, which is the difference between the fair value of the modified award and the original award immediately before modification, is measured at the modification date. This incremental fair value is recognized immediately as compensation cost for vested awards. For unvested awards, the incremental compensation cost, along with any remaining unrecognized compensation cost of the original award, is recognized over the remaining requisite vesting period.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group does not consider that there was any uncertain tax position as of September 30, 2024 and March 31, 2024.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments.

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Loss per share

Loss per share (“EPS”) is calculated in accordance with ASC 260, Earnings Per Share. Basic EPS is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of shares outstanding during the period.

Diluted EPS is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effect would be antidilutive. With a net loss attributable to ordinary shareholders, the inclusion of dilutive potential common shares would be antidilutive, the diluted EPS is computed the same as basic EPS.

Basic and diluted EPS are presented in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

Translation of foreign currencies

The Group’s principal place of operations is Hong Kong. The financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are presented using the U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in functional currency are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currency at the balance sheet date are translated to US$ at the applicable rates of exchange in effect at balance sheet date. The equity denominated in functional currency is translated to US$ at the historical rate of exchange at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Group’s unaudited condensed consolidated statements of operations and comprehensive loss.

The following table outlines the exchange rates that are used in preparing these unaudited condensed consolidated financial statements:

	As of
	September 30,	March 31,
	2024	2024
Period-end spot rate	7.7698	7.8259

	For the Six Months Ended September 30,
	2024	2023	2022
Average rate	7.8089	7.8329	7.8472

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2024 and March 31, 2024, financial instruments of the Group comprised primarily cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, amounts due from related party, other assets, payables to customers, payables to broker-dealers and clearing organizations, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 202307 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance will not have a significant impact on the disclosures set out in these unaudited condensed consolidated financial statements.

In December 2023, FASB issued Accounting Standards Update (“ASU”) 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively. The Group is currently evaluating the impact of the update on the Group’s unaudited condensed consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is currently evaluating the impact of the on its unaudited condensed consolidated financial statements and related disclosures.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

2. Summary of Significant Accounting Policies (Continued)

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s unaudited condensed consolidated financial statements.

3. Significant Risks

Currency risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ as not significant as HK$ is pegged to US$.

Concentration and credit risks

Financial instruments that potentially subject the Group to the credit risks consist of cash, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers and amounts due from related party. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Group deposits its cash with reputable banks located in Hong Kong. As of September 30, 2024 and March 31, 2024, $7,970,059 and $8,938,202 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,352), and further increased to HK$800,000 (equivalent to $102,963) effective on October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash.

For the credit risk related to receivables from broker-dealers and clearing organizations and receivables from customers, the Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables, securities it holds on hand of these counterparts. Further, for receivables from customers related to brokerage transactions, of which, under the contracts entered into between the Group and the customers, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in case of default, the Group generally holds no collateral or security against other receivables. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of September 30, 2024 and March 31, 2024, the balances of allowance for expected credit losses were $56,354 and $7,668, respectively.

For the six months ended September 30, 2024, 2023 and 2022, most of the Group’s assets were located in Hong Kong. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the six months ended September 30, 2024, 2023 and 2022, customers who accounted for 10% or more of the Company’s revenues and their respective outstanding balances at period end dates, are presented as follows:

	For the six months ended September 30, 2024		As of September 30, 2024
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer A	$321,348	46%	$75,423	4%

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

3. Significant Risks (Continued)

	For the six months ended September 30, 2023		As of September 30, 2023
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer B	$296,823	40%	$49,482	8%
Customer C	148,412	20%	-	-
Total:	$445,235	60%	$49,482	8%

	For the six months ended September 30, 2022		As of September 30, 2022
Customer	Revenue	Percentage of revenue	Receivables from customers, gross	Percentage of receivables from customers, gross
Customer D	$227,852	19%	$-	-%
Customer E	200,683	17%	-	-
Total:	$428,535	36%	$-	-%

(b)	Major vendors

For the six months ended September 30, 2024, there was one vendor of the Group who accounted for 10% or more of the Group’s revenues. Cost of revenue of this vendor for the six months ended September 30, 2024 was $266,349 which represented approximately 38% of the Group’s total revenues for that period. For the six months ended September 30, 2023 and 2022, there was no vendor of the Group who accounted for 10% or more of the Group’s revenues.

(c)	Receivables

As of September 30, 2024, there were two counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 31% and 16% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of March 31, 2024, there were three counterparties whose receivables accounted for 10% or more of the Group’s total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses. These receivables accounted for approximately 39%, 30% and 11% of the total balances of receivables from broker-dealers and clearing organizations and receivables from customers before allowance for expected credit losses, respectively. As of September 30, 2024 and March 31, 2024, receivables from the top counterparty represented balances due from the clearing exchange in Hong Kong which arose from unsettled trades on trade-date basis.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial conditions and results of operations. The Group is exposed to floating interest rate risk on bank deposits and overdue customers, in particular during a period when the interest rate is expected to change significantly. Nevertheless, with the amounts of bank deposits and overdue customers in concern, the Group considers its interest rate risk is not material and the Group has not used any derivatives to manage or hedge its interest risk exposure.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

4. Receivables from Customers, Net

As of September 30, 2024 and March 31, 2024, receivables from customers, net, consisted of the following balances:

	As of
	September 30,	March 31,
Third parties	2024	2024
Receivables related to securities brokerage services
Unsettled trades on trade-date basis	$234,156	$26,603
Overdue balances on settlement dates (1)	589,771	54,931
Receivables related to advisory services	99,745	99,031
Receivables related to due diligence services	19,949	-
Receivables related to introducing and referral services	75,423	30,790
Receivables related to investment management services	7,866	-
Receivables related to underwriting and placement services	-	43,318
	1,026,910	254,673
Less: Allowance for expected credit losses	(55,554)	(6,610)
Total receivables from customers, net	$971,356	$248,063

Related party
Receivables related to securities brokerage services
Overdue balances on settlement dates (1)	$-	$3,740
Less: Allowance for expected credit losses	-	(31)
Total receivables from customers-related party, net	$-	$3,709

(1)	According to the contracts entered into between the Group and its customers, the Group shall charge its customers on amounts due on brokerage transactions which are not yet duly settled on settlement dates, an interest at Hong Kong Prime Lending Rate plus 8% per annum. Further according to the terms set out in the contracts, the Group is entitled to liquidate the security positions it holds on behalf of the particular customers in order to recover the receivable balances in cases of default. As of September 30, 2024 and March 31, 2024, the Group maintained a weighted average Loan-To-Value ratio of 0.95% and 0.23% against these balances, respectively.

Subsequent to the six months ended September 30, 2024, receivables from customers amounted to $906,869 have been settled.

The movement of allowance for expected credit losses is as follow:

	As of
	September 30,	March 31,
	2024	2024
Balance at beginning of the period/year	$6,641	$-
Provision for expected credit losses	48,620	6,641
Exchange difference	293	-
Balance at end of the period/year	$55,554	$6,641

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil recognized as of April 1, 2023.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

5. Amounts Due from Related Party, Net

As of September 30, 2024 and March 31, 2024, amounts due from related party, net, consisted of the following balances:

	As of
	September 30,	March 31,
	2024	2024
Amounts due from related party	$3,923	$3,895
Less: Allowance for expected credit losses	(38)	(37)
Total amounts from related party, net	$3,885	$3,858

The movement of allowance for expected credit losses is as follow:

	As of
	September 30,	March 31,
	2024	2024
Balance at beginning of the period/year	$37	$-
Provision for expected credit losses	-	37
Exchange difference	1	-
Balance at end of the period/year	$38	$37

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

6. ROU Assets and Operating Lease Liabilities

As of September 30, 2024 and March 31, 2024, the Group subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at China Insurance Group Building, Hong Kong	2 years from March 1, 2022 to February 29, 2024
Office at China Insurance Group Building, Hong Kong	3 years from March 1, 2024 to February 28, 2027

(a)	Amounts recognized in the unaudited condensed consolidated balance sheet:

	As of
	September 30,	March 31,
	2024	2024

Right-of-use assets	$234,426	$280,903
Operating lease liabilities
Current	115,566	91,990
Non-current	140,981	197,932
	$256,547	$289,922

Weighted average remaining lease terms (in years)	2.42	2.92

(b)	Information related to operating lease activities during the six months ended September 30, 2024, 2023 and 2022 are as follows:

	For the Six Months Ended September 30,
	2024	2023	2022
Amortization of ROU assets	$48,259	$34,366	$34,304
Interest on operating lease liabilities	5,691	595	1,447
Total operating lease expenses, included within Occupancy Costs	$53,950	$34,961	$35,751

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

6. ROU Assets and Operating Lease Liabilities (Continued)

(c)	The following table summarizes the remaining contractual maturities of lease liabilities under operating lease as of September 30, 2024:

During the period ended September 30,

2025	$123,555
2026	123,555
2027	20,592
Total future lease payments	$267,702
Less: imputed interest	(11,155)
Present value of lease obligations	$256,547

The weighted-average discount rate used to determine the operating lease liabilities as of September 30, 2024 and March 31, 2024 was 4.1%.

7. Property and Equipment, Net

As of September 30, 2024 and March 31, 2024, property and equipment, net, consisted of the following:

	As of
	September 30,	March 31,
	2024	2024
Computer equipment	$19,238	$39,083
Furniture and office equipment	1,030	6,505
Leasehold improvements	212,334	33,800
Less: accumulated depreciation	(23,244)	(59,086)
Total property and equipment, net	$209,358	$20,302

For the six months ended September 30, 2024, the Group incurred $212,334 primarily on leasehold improvements due to its relocation to a new office. At the same time, the Group derecognized the leasehold improvements, as well as computer equipment, furniture and office equipment associated with the old office. This resulted in a loss on disposal of property and equipment amounting to $15,291.

Depreciation expense was $14,578, $4,776 and $5,131 for the six months ended September 30, 2024, 2023 and 2022, respectively.

8. Other Assets, Net

As of September 30, 2024 and March 31, 2024, other assets, net, consisted of the following:

	As of
	September 30,	March 31,
	2024	2024
Deposits	$79,723	$103,517
Prepayments	5,130,954	6,309,779
	5,210,677	6,413,296
Less: Allowance for expected credit losses	(762)	(990)
Other assets, net	5,209,915	6,412,306
Less: Amounts classified as non-current assets	(2,837,456)	(3,959,651)
Amounts classified as current assets	$2,372,459	$2,452,655

The movement of allowance for expected credit losses is as follow:

	As of
	September 30,	March 31,
	2024	2024
Balance at beginning of the period/year	$990	$-
(Reversal of) Provision for expected credit losses	(233)	990
Exchange difference	5	-
Balance at end of the period/year	$762	$990

The Group adopted ASU 2016-13 from April 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to nil being recognized as of April 1, 2023.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

9. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on August 11, 2022. The authorized and outstanding numbers of ordinary shares were 50,000 shares and 1 share, with a par value of $1 each, at the date of incorporation, respectively.

On November 21, 2022, the shareholders of the Company resolved to subdivide each authorized share of par value of $1 into 10,000 shares of par value of $0.0001, so that the authorized share capital of the Company shall be $50,000 divided into 500,000,000 shares of par value of $0.0001 each and a total of 10,000 ordinary shares of par value of $0.0001 each were issued and outstanding.

Subsequently, on April 3, 2023, 80,000 ordinary shares were allotted to the Company’s existing shareholder at a par value of $0.0001 each. No cash has been received from the shareholder in respect of this share allotment. In addition, 10,000 ordinary shares were allotted to the Pre-IPO Investors at the consideration of HK$6,240,000 (equivalent to $794,903).

Further on April 20, 2023, 12,650,000 ordinary shares were proportionally allotted to all the Company’s shareholders at a par value of $0.0001 each, resulting in 11,385,000 and 1,265,000 ordinary shares being allotted to the Company’s existing shareholder and Pre-IPO Investors, respectively. No cash has been received from the shareholders in respect of this share allotment.

In respect of the subdivision of shares on November 21, 2022, shares allotments of 80,000 and 11,385,000 ordinary shares to the Company’s existing shareholder on April 3, 2023 and April 20, 2023, respectively, the Company considered the above transactions as share split and deemed the issuance of ordinary shares being part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed that it was appropriate to reflect the above transactions on a retroactive basis similar to share split pursuant to ASC 260, Earnings Per Share. All shares and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively restated to reflect the above transactions.

By recognizing the above transactions on a retroactive basis, authorized share capital of the Company was $50,000 divided into 500,000,000 shares of par value of $0.0001 each and a total of 11,475,000 ordinary shares of par value of $0.0001 each were issued and outstanding at March 31, 2023.

Contrary to share split and nominal issuance, the share allotments of 10,000 ordinary shares and 1,265,000 ordinary shares to the Pre-IPO Investors on April 3, 2023 and April 20, 2023, respectively, were not considered as share split and were treated prospectively by the Company. These shares allotments were only recognized on the issuance date.

On December 1, 2023, the Company completed its initial public offering on NASDAQ, under the ticker symbol “GSIW”. Under this offering, 2,500,000 ordinary shares were issued at a price of $4 per share. In addition, the Company granted a 45-day option to the underwriter to purchase up to an additional 375,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On December 4, 2023, the underwriter exercised the over-allotment option in full to purchase an additional 375,000 ordinary shares. On December 5, 2023, the Company closed its initial public offering and the exercise of the over-allotment option, received net proceeds of $10,133,680 from the offering after deducting underwriting discounts and offering expenses of $1,366,320 from the gross proceeds of $11,500,000.

On December 1, 2023, upon the completion of IPO of the Company, IPO costs capitalized as of March 31, 2023 amounted to $442,762, together with other IPO costs incurred during the year ended March 31, 2024, totaling $2,156,587, were charged to shareholder’s equity under additional paid-in capital.

At the date these unaudited condensed consolidated financial statements were issued, a total of 15,625,000 ordinary shares of par value of $0.0001 each were issued and outstanding.

Forgiveness of debt by major shareholders

On November 25, 2022, the Group entered into deeds of waiver of debts with its shareholders under which the shareholders agreed to waive the debts due to them by the Group with an amount totaling HK$15,900,000 (equivalent to $2,025,475) in form of capital contributions. Accordingly, as of September 30, 2024 and March 31, 2024, the balances were recognized as additional paid-in capital under shareholders’ equity.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

10. Share Based Compensation Expenses

On April 24, 2023, and subsequently on August 31, 2023, the Company approved a share option plan where options were granted to grantees to acquire 10% of the Company’s ordinary shares outstanding immediately after the Company’s initial public offering, representing an aggregate of 1,562,500 ordinary shares upon exercise of the options. The share options have an exercise price equal to $2. The share options shall vest over a period of 3 years from the date the Company’s ordinary shares are listed on the Nasdaq Stock Market, with one-third of the share options vesting on each anniversary of the date of listing, provided that the grantees remain employed by the Company or any of its affiliates.

The Group has adopted a policy of estimating the number of forfeitures expected to occur and bases initial accruals of compensation cost on the estimated number of instruments for which service is expected to be rendered (i.e. awards that are not expected to be forfeited). If subsequent information indicates that the actual number of instruments is likely to differ from previous estimates, the Group revises the estimate accordingly, with any cumulative effect on current and prior periods resulting from a change in the estimated number of instruments for which service is expected to be or has been rendered is recognized in compensation cost in the period of the change. As of September 30, 2024 and March 31, 2024, the Company has share options which allow grantees to acquire 9% of the Company’s ordinary share outstanding, representing a total of 1,406,250 ordinary shares which have not vested. 468,750, 468,750 and 468,750 ordinary shares shall be vested in December 1, 2024, 2025 and 2026, respectively.

With the assistance of an independent third-party appraiser, the weighted average fair value of share options at grant date was estimated to be $3.36 per ordinary share, by using the Binomial Option Pricing Model with the following assumptions:

Expected dividend yield	-
Expected volatility	122.25%
Risk-free interest rate (per annum)	3.18%
Time to maturity (in years)	4.61

The share options have a service condition and an initial public offering performance condition. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the initial public offering on December 1, 2023. For the six months ended September 30, 2024, 2023 and 2022, the Group recognized $835,967, $nil and $nil of share-based compensation expenses under compensation and benefits in the unaudited condensed consolidated statements of operations and comprehensive loss, respectively.

A summary of option activity under the employee share option plan as of September 30, 2024 and changes during the period then ended is presented below.

	Number of Options	Weighted Average Exercise Price
Granted	$1,562,500	$2
Forfeiture	(156,250)	2
Outstanding as of September 30, 2024	$1,406,250	$2
Exercisable as of September 30, 2024	-	-

11. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of Cayman Islands and British Virgin Islands, the Group is not subject to tax on income or capital gains under these jurisdictions.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

11. Income Taxes (Continued)

Hong Kong

IWHL, IWSL and IWAM are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2024, 2023 and 2022, Hong Kong Profits Tax was calculated in accordance with the two-tiered profits tax rates regime. For eligible entities, the applicable income tax rate for the first HK$2,000,000 (equivalent to $256,118) of assessable profits is 8.25% whereas assessable profits above HK$2,000,000 (equivalent to $256,118) will continue to be subject to an income tax rate of 16.5%. As is the case of the Group’s connected entities, IWHL, IWSL and IWAM, only one of the connected entities can elect to be charged at two-tiered tax rates. The other entities will be subject to tax rate of 16.5% on all its assessable profits, if any.

The current and deferred portions of the income tax expenses included in the unaudited condensed consolidated statements of operations and comprehensive loss as determined in accordance with ASC 740 are as follows:

	For the Six Months Ended September 30,
	2024	2023	2022
Current taxes	$483	$11,925	$-
Deferred taxes	(5,721)	(271)	(171)
Income tax (benefit) expense	$(5,238)	$11,654	$(171)

A reconciliation of the difference between the expected income tax (benefit) expense computed at Hong Kong profits tax rate of 16.5% and the Group’s reported income tax benefits is shown in the following table:

	For the Six Months Ended September 30,
	2024	2023	2022
Loss before income taxes	$(3,279,963)	$(740,006)	$(562,753)
Applicable income tax rate	16.5%	16.5%	16.5%
Income tax benefits at applicable income tax rate	$(541,194)	$(122,101)	$(92,854)
Non-deductible expenses (1)	443,861	59,816	40,008
Income not subject to tax	(16)	(23)	(1)
Tax effect of two-tiered profits tax rates	(483)	(59,889)	26,424
Under-provision in previous years	4,634	-	-
Change in valuation allowance	87,960	133,851	26,252
Income tax (benefit) expense	$(5,238)	$11,654	$(171)

(1)	Non-deductible expenses for the six months ended September 30, 2024 and 2023 mainly represented expenses incurred by the Company and IWHL, while non-deductible expense for six months ended September 30, 2022 mainly represented expenses incurred by IWHL. Since the Company and IWHL are holding companies with no operations, these expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of
	September 30,	March 31,
	2024	2024
Deferred tax assets:
Allowance for credit loss	$9,298	$1,265
Net operating loss carry forwards	304,493	214,543
Depreciation and amortization	-	1,395
Less: valuation allowances	(304,493)	(214,543)
Total deferred tax assets	9,298	2,660

Deferred tax liabilities:
Depreciation and amortization	(868)	-
Total deferred tax liabilities	(868)	-
Deferred tax assets, net	$8,430	$2,660

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

11. Income Taxes (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory tax rates of 16.5%, were applied when calculating deferred tax assets.

As of September 30, 2024 and March 31, 2024, the Group had net operating loss carryforwards indefinitely of $1,845,410 and $1,300,259, respectively, which fully arose from the subsidiaries established in Hong Kong and can be carried forward indefinitely against future assessable profits.

Due to the successive years of losses recognized by the Hong Kong subsidiaries, the Group is uncertain when these net operating losses can be utilized. As a result, the Group provided a 100% allowance on deferred tax assets on net operating losses of $304,493 and $214,543 related to the Hong Kong subsidiaries as of September 30, 2024 and March 31, 2024, respectively. The Group had no unrecognized tax benefits as of September 30, 2024 and March 31, 2024.

Movement of the Group’s valuation allowance against deferred tax assets is as follows:

Balance at April 1, 2022	$73,777
Increase recognized in the income statement	26,252
Exchange difference	(174)
Balance at September 30, 2022	$99,855

Balance at April 1, 2023	$52,750
Increase recognized in the income statement	133,851
Exchange difference	158
Balance at September 30, 2023	$186,759

Balance at April 1, 2024	$214,543
Increase recognized in the income statement	87,960
Exchange difference	1,990
Balance at September 30, 2024	$304,493

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. As of September 30, 2024 and March 31, 2024, the Group had no open tax investigation from the tax authority.

12. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Chan Sze Ho	Director of the Company
Cheung Yuk Shan	Spouse of Shum Ngan, Sammy, the director of the Company
Fong Wai Lok, Raymond	Former director of the Company, resigned as a director and appointed as a consultant of the Company effective April 1, 2024
I Win Growth SPC — Fund 1 SP	Fund managed by IWAML
Lau Kam Yan, Karen	Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of September 30, 2024 and March 31, 2024, and the sole director of Oriental Moon Tree Limited
Lobster Financial Holdings Limited	10% shareholder of Oriental Moon Tree Limited as of September 30, 2024 and March 31, 2024
Oriental Moon Tree Limited	73% shareholder of the Company
Tse Tim	Spouse of Lau Kam Yan, Karen, the Controlling party of Courageous Wealth Limited, which is 64% shareholder of Oriental Moon Tree Limited as of September 30, 2024 and March 31, 2024
Wu Hin Lun	Controlling party of Capital Hero Global Limited, which is 14% shareholder of Oriental Moon Tree Limited as of September 30, 2024 and March 31, 2024
Zhu Jian Guo	Father of Zhu Yun, the controlling party of Lobster Financial Holdings Limited
Zhu Yun	Controlling party of Lobster Financial Holdings Limited as of September 30, 2024 and March 31, 2024 and spouse of former director Fong Wai Lok, Raymond

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

12. Related Party Transaction and Balance (Continued)

b. Transactions with related parties

			For the Six Months Ended September 30
Name		Nature	2024	2023	2022
Chan Sze Ho	(1)	Brokerage commission	$-	$26	$-
Cheung Yuk Shan	(1)	Brokerage commission	-	96	144
I Win Growth SPC – Fund 1 SP	(1)	Brokerage commission	-	-	9,095
Lau Kam Yan, Karen	(1)	Brokerage commission	40	49	3,303
Lobster Financial Holdings Limited	(1)	Brokerage commission	-	-	1,211
Tse Tim	(1)	Brokerage commission	11,463	1,009	56,055
Wu Hin Lun	(1)	Brokerage commission	419	-	296
Zhu Yun	(1)	Brokerage commission	-	-	1,083
Total			$11,922	$1,180	$71,187

Cheung Yuk Shan	(2)	Handling income on custodian service	$-	$2,056	$-
Tse Tim	(3)	Handling income on dividend collection	-	1	-
Total			$-	$2,057	$-

I Win Growth SPC – Fund 1 SP	(4)	Investment management fee income	$-	$-	$2,088

I Win Growth SPC – Fund 1 SP	(5)	Interest income and other	$-	$-	$3,603
Lau Kam Yan, Karen	(5)	Interest income and other	-	-	1
Lobster Financial Holdings Limited	(5)	Interest income and other	-	-	271
Tse Tim	(5)	Interest income and other	2,019	1,054	1,830
Wu Hin Lun	(5)	Interest income and other	-	17	9
Zhu Yun	(5)	Interest income and other	-	-	28
Total			$2,019	$1,071	$5,742

(1)	The amounts for the six months ended September 30, 2024, 2023 and 2022 represented fees and commissions from securities brokerage services based on a fixed rate for each transaction.
(2)	The amounts for the six months ended September 30, 2023 represented handling income from custodian services rendered.
(3)	The amounts for the six months ended September 30, 2023 represented handling income from dividend collection services rendered.
(4)	The amounts for the six months ended September 30, 2022 represented income from investment management services rendered.
(5)	The amounts for the six months ended September 30, 2024, 2023 and 2022 represented interests charged on overdue receivables from related parties arising from brokerage transactions.

c. Balance with related parties

			As of
			September 30,	March 31,
Name		Nature	2024	2024
Tse Tim	(1)	Receivables from customers	$-	$3,740

Oriental Moon Tree Limited	(2)	Amounts due from related party	$3,923	$3,895

Chan Sze Ho	(3)	Payables to customers	$2,746	$-
Cheung Yuk Shan	(3)	Payables to customers	65,180	63,845
Fong Wai Lok, Raymond	(3)	Payables to customers	37	-
Lau Kam Yan, Karen	(3)	Payables to customers	42,650	41,727
Tse Tim	(3)	Payables to customers	527,804	390,382
Wu Hin Lun	(3)	Payables to customers	1,035	57,748
Zhu Jian Guo	(3)	Payables to customers	-	2,872
Zhu Yun	(3)	Payables to customers	262	78,675
Total			$639,714	$635,249

(1)	The balances as of March 31, 2024 represented amounts overdue on brokerage transactions which passed the settlement dates. The balances were fully settled subsequently.
(2)	The balance as of September 30, 2024 and March 31, 2024 represented advance to shareholders for operational purpose, before allowance for expected credit losses. The balance was unsecured, non-interest bearing and repayable on demand. As of the date of these unaudited condensed consolidated financial statements, the balance was fully settled subsequently.
(3)	The balances as of September 30, 2024 and March 31, 2024 represented cash deposits received from the related parties and payables arising from unsettled trades on trade-date basis.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

13. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by HKSFC that the Company’s subsidiaries were required to maintain as of September 30, 2024 and March 31, 2024 and the actual amounts of capital maintained.

Capital requirements as of September 30, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$386,109	$1,193,207	$807,098	309%
I Win Asset Management Limited (1)	12,870	62,936	50,066	489%
Total	$398,979	$1,256,143	$857,164	315%

Capital requirements as of March 31, 2024

	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
I Win Securities Limited	$383,345	$1,640,332	$1,256,987	428%
I Win Asset Management Limited (1)	12,778	72,452	59,674	567%
Total	$396,123	$1,712,784	$1,316,661	432%

(1)	I Win Asset Management Limited is only required to file its regulatory returns in June and December of every year. The capital levels presented above as of September 30, 2024 and March 31, 2024, reflects the position as submitted in its regulatory return as of June 2024 and December 2023, respectively.

14. Commitments and Contingencies

Commitments

As of September 30, 2024 and March 31, 2024, other than lease commitment disclosed elsewhere in these unaudited condensed consolidated financial statements, the Group had neither significant financial nor capital commitment.

Contingencies

As of September 30, 2024 and March 31, 2024, the Group was not a party to any material legal or administrative proceedings. From time to time, the Group is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Group cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Group’s unaudited condensed consolidated financial condition or cash flows; however, an unfavorable outcome could have a material adverse effect on the Group’s results of operations.

Garden Stage Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2024, 2023 and 2022

15. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, all of the Group’s revenue are derived in or from Hong Kong with all operation being carried out in Hong Kong. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in the unaudited condensed consolidated financial statements.

16. Subsequent Events

The Group evaluates all events and transactions that occur after September 30, 2024 up through the date the Group issues the unaudited condensed consolidated financial statements. There is no other subsequent event occurred that would require recognition or disclosure in the Group’s unaudited condensed consolidated financial statements.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Garden Stage Limited

Phone: +852 2688 6333

Email: cs@iwinsec.com